Exhibit 99.3

Genius Group Publishes White Paper and Investor Presentation on AI Treasury

Outlines aspirational ambition to grow AGI Infinity Portfolio Assets to US$800 million and grow Company total assets to US$2 billion.

SINGAPORE, June 5, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today published its AI Treasury White Paper and AI Treasury Investor Presentation following its investor call held yesterday. The white paper and presentation set out the Company’s AGI Infinity Portfolio thesis, the five-year deployment roadmap, the Phase 1 capital allocation and the governance and risk-management framework supporting the strategy.

On the call, Roger James Hamilton, Founder and Chief Executive Officer of Genius Group, together with Suraj Naik, Board Director and Head of AI of Genius Group, walked investors through the macro thesis, the IPO calendar that anchors it, the specific Phase 1 deployment that has already commenced, and the structural reasons why the Company believes Genius Group shares offer a differentiated way to participate in the AGI build-out.

The White Paper and Investor Call are available to download here.

A recording of the Investor Call can be accessed here.

KEY HIGHLIGHTS FROM THE WHITE PAPER AND INVESTOR CALL

The AI Market Opportunity: Five exponential markets are converging through 2030: AI ($4.4T, McKinsey)[2] compute infrastructure ($6.7T, McKinsey)[3], humanoid robotics ($5T, Goldman / Morgan Stanley)[4], space economy ($1.8T, WEF)[5] and semiconductors ($1.75T, IDC)[6]. The aggregate addressable market of these five markets is estimated at $11 trillion to $14 trillion by the end of the decade.

A Five Year Roadmap: Over the next five years the Company has an aspirational target to deploy of up to $800 million to our AGI Infinity Portfolio, growing from up to $100 million in 2026 to up to $800 million by 2030, without exceeding the 40% threshold ceiling for public companies holding securities, as set by the Investment Company Act of 1940, as amended. The remaining 60% of total assets the Company aims to scale through the growth of corporate assets and Bitcoin Treasury, from $137 million at Year End 2025 to a targeted $2 billion by 2030.

Phase 1 Focus on Pre-IPO Exposure: The Company’s Phase 1 has already commenced initial execution with our investments delivering exposure to Pre-IPO frontier AI companies. The first $20 million investment is targeted to be deployed in the coming months, with the first investments already being made in two funds. As of June 3, 2026, investors in Genius Group already have Pre-IPO exposure to SpaceX, Anthropic, OpenAI, and other private, Pre-IPO companies focused on the growth of the AI economy through the Company’s investment disclosed on June 2, 2026.

The Investment Case for Genius Group’s AI Treasury: The Company believes investing directly in Genius delivers the combined benefit of an operating business combined with AI-powered analysis and ownership across the entire Post-AGI ecosystem. The result is the operating-company-plus-treasury template applied to AI and enhanced by AI-powered education. Additional factors include the Company’s dual treasury strategy with AI and Bitcoin, the Company’s Singapore domicile with no capital gains tax and the combination of treasury and digital bank via the Company’s strategic stake in Jewel Bank.

Citations

1. International Data Corporation, ‘Worldwide Semiconductor Market Forecast, 2024-2030’ ($1.75T by 2030), September 2024. https://www.idc.com/getdoc.jsp?containerId=prUS52552724

2. World Economic Forum, ‘Space: The $1.8 Trillion Opportunity for Global Economic Growth’, April 2024. https://www3.weforum.org/docs/WEF_Space_2024.pdf

3. McKinsey & Company, ‘The economic potential of generative AI’ ($4.4T annual value), June 2023. https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/the-economic-potential-ofgenerative-ai-the-next-productivity-frontier

4. Goldman Sachs Research, ‘Humanoid Robot: The AI Accelerant’ ($38B by 2035, $5T by 2050), February 2024. https://www.goldmansachs.com/insights/articles/the-global-market-for-robots-couldreach-38-billion-by-2035

5. McKinsey & Company, ‘The cost of compute: A $7 trillion race to scale data centers’ ($6.7T to 2030), April 2025. https://www.mckinsey.com/industries/technology-media-and-telecommunications/ourinsights/the-cost-of-compute-a-7-trillion-dollar-race-to-scale-data-centers

About Genius Group

Genius Group (NYSE: GNS) is a global education group delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit geniusgroup.ai

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai